Exhibit 99.1

The following Non-GAAP Consolidated Statement of Income for the Year Ended December 31, 2001 is presented for informational purposes.

CERTEGY INC.

NON-GAAP CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

UNAUDITED

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		Non-GAAP Adjustments
	GAAP	Spin-off(1)	SFAS 142(2)	Non-GAAP
Revenues	$935,971	$—	$—	$935,971

Operating expenses:
Costs of services	686,588	2,350	(8,560)	680,378
Selling, general and administrative expenses	97,964	900	—	98,864

	784,552	3,250	(8,560)	779,242

Operating income	151,419	(3,250)	8,560	156,729
Other income, net	78	—	—	78
Interest expense	(7,200)	(8,413)	—	(15,613)

Income before income taxes and minority interests	144,297	(11,663)	8,560	141,194
(Provision) benefit for income taxes	(56,276)	4,549	(1,309)	(53,036)
Minority interests in earnings, net of tax	(945)	—	—	(945)

Net income	$87,076	$(7,114)	$7,251	$87,213

Basic:
Earnings per share	$1.27			$1.28

Average shares outstanding	68,317			68,317

Diluted:
Earnings per share	$1.26			$1.26

Average shares outstanding	69,063			69,063

A reconciliation of GAAP operating income of the Company’s reportable segments to non-GAAP operating income for the year ended December 31, 2001 is as follows:

		Non-GAAP Adjustments
	GAAP	Spin-off(1)	SFAS 142(2)	Non-GAAP
Operating income:
Card Services	$119,767	$—	$7,637	$127,404
Check Services	43,502	—	923	44,425

	163,269	—	8,560	171,829
General corporate expense	(11,850)	(3,250)	—	(15,100)

	$151,419	$(3,250)	$8,560	$156,729

(1)	Spin-off adjustments include: a) additional operating expenses of $3.2 million, which specifically relate to incremental pension expense, insurance costs, corporate headquarters rent, and stand-alone public company costs for audit, director, and stock exchange fees; b) interest on the $275 million of debt used to fund a cash payment to Equifax in conjunction with the spin-off, at an annual rate of LIBOR plus 100 basis points (5.76 percent for the six months ended June 30, 2001), plus amortization of financing costs over the three-year term of the debt; and c) the income tax benefit resulting from the non-GAAP adjustments using the Company’s effective tax rate for the period.
(2)	Non-GAAP adjustment to exclude goodwill amortization expense in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” as if the standard had been effective on January 1, 2001.